UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                             (Amendment No. _____)*

                           Integrated Technology Group
                        --------------------------------
                                (Name of Issuer)

                                  Common Stock
                        --------------------------------
                         (Title of Class of Securities)

                                    45815M101
                                -----------------
                                 (CUSIP Number)

                                 H. Scott Holden
                            301 West Main, Suite 500
                                Ardmore, Ok 73401
                                 (580) 226-3960
                       ------------------------------------
                       (Name, address and Telephone Number
                         Of Person Authorized to Receive
                           Notices of Communications)

                                October 21, 2002
                 ----------------------------------------------
             Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ]

CUSIP no. 45815M 10 1

1.       Names of Reporting Persons.
              I.R.S. Identification Nos. of above persons (entities only).
              H. Scott Holden, Trustee

2.       Check the Appropriate Box if a Member of a Group (See Instructions)

              (a)
              (b)       X

3.       SEC Use Only

4.       Source of Funds (See Instructions) SC

5. Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) [ ]

6.       Citizenship or Place of Organization USA

Number of     7.  Sole Voting Power    4,686,667
Shares Bene-
Ficially by   8.  Shared Voting Power
Owned by Each
Reporting     9.  Sole Dispositive Power    4,686,667
Person With:
              10. Shared Dispositive Power

11.      Aggregate Amount Beneficially Owned by Each Reporting Person 4,686,667

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.      Percent of Class Represented by Amount in Row (11)  30.5%

14.      Type of Reporting Person (See Instructions)

         H. Scott Holden                IN

Item 1. Security and Issuer

(a)      Name of Issuer; Equity Securities, Integrated Technology Group;
         Common Stock
(b) Address of Issuer's Principal Executive Offices 301 West Main, Suite 500, Ardmore, OK 73401

Item 2. Identity and  Background

(a)      Name of Person Filing H. Scott Holden
(b) Address of Principal Business Office or, if none, Residence 301 West Main, Suite 500, Ardmore, OK 73401
(c) H. Scott Holden is Chief Executive Officer of the issuer, 301 West Main, Suite 500, Ardmore, OK 73401
(d) H. Scott Holden has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) H. Scott Holden has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f)      Citizenship USA

Item 3.  Source and Amount of Funds or Other Consideration.

         On October 21, 2002, two stockholders converted debt totaling $1,236,387.28 for $0.30 per share. Affiliates of the filer converted debt of $86,000 resulting in the issuance of 286,667 shares being beneficially owned.

Item 4. Purpose of Transaction. The purpose of the transaction was to reduce debt on the issuer's balance sheet.

Item 5. Interest in Securities of Issuer..


(a)      Amount beneficially owned: 4,686,667
(b)      Percent of Class: 30.5%
(c)      Number of shares as to which the person has:

         (i)   Sole power to vote or to direct the vote 4,686,667
         (ii)  Shared power to vote or to direct the vote ___________.
         (iii) Sole power to dispose or to direct the disposition of 4,686,667
         (iv)  Shared power to dispose or to direct the disposition of
               _________________.

Item 6. Contracts, Arrangements, Understandings or Relationships With respect to Securities of the Issuer. Not Applicable

Item     7. Material to be Filed as Exhibits. Releases of indebtedness

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                     October 21, 2002
                                                     --------------------------
                                                     Date


                                                     /s/ H. Scott Holden
                                                     --------------------------
                                                     Signature

                                                     H. Scott Holden, Trustee
                                                     --------------------------
                                                     Name/Title

                                     Release

The undersigned, the Harold H. Holden 1985 Trust, for itself respectively and severally and for our respective and several heirs, executors, administrators and assigns, do covenant and agree to and with Integrated Technology Group, a Nevada corporation (the "Corporation"), that the undersigned will accept and receive from the Corporation 3,834,624 shares of the Corporation's Common Stock and hereby releases and discharges the Corporation, its subsidiaries and affiliates, successors and assigns, of and from any and all manner of action or actions, claims and demands whatsoever, which it ever had or which it shall or may have in connection with the advance by the undersigned of $1,150,387.28.

IN WITNESS WHEREOF, the undersigned has caused this instrument to be executed in its name and on its behalf by its trustee.

/s/Harold H. Holden
-----------------------------
Harold H. Holden 1985 Trust
By Harold H. Holden, Trustee

                                     Release

The undersigned, the H. Scott Holden 1993 Trust, for itself respectively and severally and for our respective and several heirs, executors, administrators and assigns, do covenant and agree to and with Integrated Technology Group, a Nevada corporation (the "Corporation"), that the undersigned will accept and receive from the Corporation 166,667 shares of the Corporation's Common Stock and hereby releases and discharges the Corporation, its subsidiaries and affiliates, successors and assigns, of and from any and all manner of action or actions, claims and demands whatsoever, which it ever had or which it shall or may have in connection with the advance by the undersigned of $50,000.

IN WITNESS WHEREOF, the undersigned has caused this instrument to be executed in its name and on its behalf by its trustee.

/s/H. Scott Holden
-----------------------------
H. Scott Holden 1993 Trust
By H. Scott Holden, Trustee

                                     Release

The undersigned, Southstar Energy, an Oklahoma corporation, for itself respectively and severally and for our respective and several heirs, executors, administrators and assigns, do covenant and agree to and with Integrated Technology Group, a Nevada corporation (the "Corporation"), that the undersigned will accept and receive from the Corporation 120,000 shares of the Corporation's Common Stock and hereby releases and discharges the Corporation, its subsidiaries and affiliates, successors and assigns, of and from any and all manner of action or actions, claims and demands whatsoever, which it ever had or which it shall or may have in connection with the advance by the undersigned of $36,000.

IN WITNESS WHEREOF, the undersigned has caused this instrument to be executed in its name and on its behalf by its trustee.

/s/H. Scott Holden
-----------------------------
Southstar Energy
By H. Scott Holden, President